Millar Western Forest Products Ltd.
Announces Note Exchange Transaction
Pursuant to CBCA Plan of Arrangement

Edmonton, Alberta, March 8, 2017 – Millar Western Forest Products Ltd. (“Millar Western” or the “Company”) today announced a proposed exchange transaction (the “Note Exchange Transaction”) in respect of the Company’s US$210 million aggregate principal amount of 8.5% Senior Notes due 2021 (the “Existing Notes”) that would significantly reduce the Company’s indebtedness, deleverage its capital structure and strengthen its financial position, thereby creating added stability for the Company and enhancing the Company’s ability to respond to and capitalize on developments in the forest products industry.

Certain funds affiliated with Atlas Holdings LLC (collectively, “Atlas”), which beneficially own approximately 36% of the Existing Notes, have signed a support agreement with the Company (the “Support Agreement”) pursuant to which they have agreed, among other things, to support the Note Exchange Transaction and to vote in favour of a plan of arrangement (the “Plan of Arrangement”) implementing the Note Exchange Transaction under the Canada Business Corporations Act (the “CBCA”) at a meeting of holders of Existing Notes (the “Noteholders”) scheduled for April 11, 2017 (the “Meeting”).

The Note Exchange Transaction has the following key elements:

  the exchange of all of the Existing Notes for new U.S. dollar 9.0% senior secured notes due 2022 to be issued by the Company (the “New Secured Notes”) in an aggregate principal amount equal to 50% of the principal amount of the Existing Notes plus New Secured Notes equal to an additional 5% of the principal amount of Existing Notes held by Noteholders on the voting record date who vote in favour of the Plan of Arrangement on or before March 31, 2017 (the “Early Consent Notes”);

  the New Secured Notes will be secured on a first lien basis by substantially all of the assets and property of the Company, subject to the existing first lien security over the Company’s accounts receivable and inventory (the “Priority Collateral”) granted by the Company to its bank lender (the “Bank Lender”);

  the Note Exchange Transaction will reduce the principal amount of the Company’s indebtedness by approximately US$97 million, reduce its annual cash interest costs by more than US$7 million and provide an extended maturity date for the New Secured Notes;

  it is a condition to implementation of the Note Exchange Transaction that Atlas will agree to exchange approximately US$41.7 million of principal amount of New Secured Notes it receives pursuant to the Note Exchange Transaction for 80% of the outstanding shares of the Company (the “Share Exchange Transaction”), further reducing the Company’s annual cash interest costs by approximately an additional US$3.75 million, and enhancing the position and credit quality of the remaining New Secured Notes. Upon the completion of the Share Exchange Transaction, the principal amount of New Secured Notes outstanding will be approximately US$71 million;

  if approved, the Plan of Arrangement will bind all Noteholders; and

  obligations to employees, customers, suppliers and governmental entities will not be affected by the Note Exchange Transaction and will continue to be satisfied in the ordinary course.

The actual amount of debt and cash interest reductions following the Note Exchange Transaction and Share Exchange Transaction will depend on how many Noteholders receive Early Consent Notes.

The Note Exchange Transaction will be implemented by way of the Plan of Arrangement and is expected to be completed by April 28, 2017. Earlier today, the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued an interim order authorizing, among other things, the holding of the Meeting, the mailing of information packages to Noteholders, the procedure for submitting voting instructions in respect of the Plan of Arrangement, eligibility requirements to receive Early Consent Notes, and certain other procedural matters.

The record date for determining the Noteholders entitled to vote on the Plan of Arrangement is March 8, 2017 at 5:00 p.m. (Eastern time). Mailing of the information packages with respect to the Meeting, which include an information circular and instructions for voting on the Plan of Arrangement, will commence on March 13, 2017 and such information packages will be available on EDGAR (www.sec.gov).

In connection with the transactions described above, the Company has entered into a consent acknowledgment (the “Consent Acknowledgment”) with the Bank Lender pursuant to which the Bank Lender has consented to, and waived any default under, the Company’s credit agreement in respect of the Note Exchange Transaction and the Share Exchange Transaction, and the Company has agreed to grant the Bank Lender a second-lien security interest in substantially all of the Company’s assets and property other than the Priority Collateral as well as certain amendments to the Credit Agreement, including certain financial covenants. The Consent Acknowledgment is conditional on the execution of definitive documentation.

MPA Morrison Park Advisors Inc. has provided an opinion to the Company’s board of directors (the “Board of Directors”) that, subject to the assumptions, limitations and qualifications contained therein, the Plan of Arrangement, if completed, is fair, from a financial point of view, to the Company. The Board of Directors, after careful consideration of various factors and alternatives and consultations with its financial advisor and its outside legal counsel, and having received the unanimous recommendation of a special committee of independent directors, has determined that the Note Exchange Transaction offers substantial benefits to Millar Western and is in the best interests of the Company and its stakeholders, and all of the directors present at a meeting of the Board of Directors unanimously determined to recommend to Noteholders that they vote in favour of the Plan of Arrangement at the Meeting.

“We are pleased with the outcome of our review of potential alternatives to improve the Company’s capital structure and the proposed Note Exchange Transaction announced today,” said J. Craig Armstrong, President and Chief Executive Officer. “With a delevered capital structure and a strong equity partner in Atlas, the Company will be well-positioned to continue to pursue our business strategy going forward and be able to capitalize on developments in the forest products industry.”

The Board of Directors recommends that all Noteholders vote in favour of the Plan of Arrangement at the Meeting.

Completion of the Note Exchange Transaction will be subject to, among other things, approval of the Plan of Arrangement by the affirmative vote of at least 66⅔% of the votes cast by Noteholders present in person or by proxy at the Meeting, approval of the Plan of Arrangement by the Court, the receipt of all necessary regulatory approvals, and the satisfaction or waiver of other conditions. If all requisite approvals are obtained, the Plan of Arrangement will bind all Noteholders.

Noteholders with questions about the Note Exchange Transaction, eligibility to receive Early Consent Notes or voting at the Meeting are encouraged to contact Kingsdale Advisors, the Company’s solicitation, information and exchange agent, at 1-866-581-0512 toll-free in North America or call collect at 1-416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

The Support Agreement and a draft of the indenture that will govern the New Secured Notes will be filed by the Company on EDGAR (www.sec.gov).

Millar Western’s legal advisors in connection with the Note Exchange Transaction are Paul, Weiss, Rifkind, Wharton & Garrison LLP and Goodmans LLP and its financial advisor is Perella Weinberg Partners LP.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the New Secured Notes in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The New Secured Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and other applicable securities laws.

The Company will release today its annual report (Form 20-F), including audited financial statements for the year ended December 31, 2016. The financial results will be made available on the U.S. Securities and Exchange Commission EDGAR website.

About Millar Western

Millar Western is an integrated forest products company based in Alberta, Canada that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

For further information, please contact:

Millar Western Forest Products Ltd.

David Anderson
Vice-President, Finance, and Chief Financial Officer
Phone: 780-486-8238

Kingsdale Advisors

Telephone: 416-867-2272
Toll-Free: 1-866-581-0512
Email: contactus@ kingsdaleadvisors.com

Forward-Looking Statements

This news release may include information that are “forward-looking statements” within the meaning of securities laws. These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from the future results expressed or implied by the forward-looking statements. Forward-looking statements in this news release include statements with respect to: the implementation and completion of the Note Exchange Transaction and the Share Exchange Transaction and the anticipated benefits and consequences of such transactions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Note Exchange Transaction may not be completed on the terms described in this news release or at all; the costs associated with the Note Exchange Transaction; and the risk that the anticipated benefits and consequences of the Note Exchange Transaction may not be achieved. Other risks and uncertainties related to the Company’s business are described under “Risk Factors” in Item 3 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 8, 2017. Some of these risks, uncertainties and other factors include: the cyclical nature of the Company’s business and the effect of market factors on its results of operations; the effects of duties imposed by the United States on Canadian softwood lumber imports on the Company’s profitability; the effects of intense global competition; the risk that the Company may not have the capital required to maintain or grow its operations; the Company’s exposure to currency exchange risk; the availability of adequate fiber supply or an increase in the costs of fiber; the effects of natural events on the Company’s ability to harvest fiber; the impact of changes in environmental and other governmental regulations; the delay, restriction or non-renewal of environmental or other regulatory permits; the interests of the Company’s controlling shareholder; operational risks and the lack of insurance for some of such risks; and variability in the cost of energy consumed in the operation of the Company’s business.

Although the Company bases its forward-looking statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this news release. Other unknown or unpredictable factors also could harm the Company’s future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this news release are made only as at the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.